UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33824

KENNEDY-WILSON HOLDINGS, INC.*

(Exact name of registrant as specified in its charter)

151 S El Camino Drive

Beverly Hills, CA 90212

(310) 887-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

*

On June 16, 2026, pursuant to and in accordance with the Agreement and Plan of Merger, dated as of February 16, 2026, as amended on March 15, 2026, by and among Kennedy-Wilson Holdings, Inc. (“Company”), Kona Bidco, LLC (“BidCo”) and Kona Merger Subsidiary, Inc. (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) as a subsidiary of BidCo.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2026	By:	/s/ In Ku Lee
	Name:	In Ku Lee
	Title:	General Counsel and Secretary